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                     May 1, 2020

       Steven Coke
       Interim Principal Financial and Accounting Officer
       Papa John's International, Inc.
       2002 Papa John's Blvd
       Louisville, KY 40299-2367

                                                        Re: Papa John's
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 29, 2019
                                                            File No. 000-21660

       Dear Mr. Coke:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services